

Mail Stop 3720

February 10, 2009

Mrs. Shirley Yin
Chief Financial Officer
Oplink Communications Inc.
46335 Landing Parkway
Fremont, CA 94538

RE: **Oplink Communications Inc.**
            Form 10-K for the fiscal year ended June 29, 2008
            Filed November 12, 2008
            Form 8-K/A dated October 31, 2007, filed January 11, 2008
            File No. 0-31581

Dear Mrs. Yin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 29, 2008

Note 7 – Net Assets Held for Sale and Other Assets, page F-30

1.   We note that the carrying value of the land and building on your balance sheet was approximately $22.2 million. We further note that the total sales price approximately 6 months later was $28 million. Please tell us whether the value of the land and building was recorded at fair value as a result of your allocation of the purchase price for the OCP acquisition. In this regard, it is unclear how you valued the land and building that was already listed for sale at the time of your acquisition of OCP.

Form 8-K/A dated October 31, 2007, filed January 11, 2008

Exhibit 99.3

3. Pro Forma Adjustments

2.   We note that you included a fair value adjustment of $4.1 million to the inventories balance. Provide us with more specific details of the nature of this adjustment and your reasons for making it. Also, tell us how it was accounted for in your historical financial statements.

* * * *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director